                                                                                                                March 15, 2005

Mr. Rufus Decker

Branch Chief

United States Securities and Exchange Commission

Washington, DC 20549-0510

RE:         Form 10-KSB for the Fiscal Year ended September 30, 2004

                File No. 1-7335

Dear Mr. Decker:

                We have received the letter dated February 9, 2005 containing the comments of the Staff of the Securities and Exchange Commission (“the Commission”).  Here are the responses of Lee Pharmaceuticals (the “Company”) to the Staff’s comments.  The number of the response corresponds to the number of the Staff’s comment.

1.                                       The Staff’s comment is noted.  As appropriate, in response to the Staff’s comments below, the Company has described the proposed changes contemplated in future filings.  In many cases, the specific language will depend on the circumstances at the time of filing.

2.                                       The following disclosure will be added in future filings:

“Upon review, there are only two patents that currently offer the Company protection.  The following table sets forth information regarding the two patents:

Name	Patent Number	Duration

Dental Restoration System & Method	US. 5,695,340	17 years from 1997

Sculptured Nails	US. 5,127,414	17 years from 1992

The Company’s marketing efforts have, in more recent years, been primarily directed at health and beauty aids, which depend more on manufacturing capabilities and marketing skills than patent protection.  Hence, the Company has not filed applications in recent years.”

In addition, the following disclosure will be added in future filings regarding the agreement with Monticello Drug Company (“MDC”):

“The Company has a service agreement with MDC.  Under this agreement, the Company provides the warehousing, shipping, billing and collection for several MDC owned and supplied products.  Weekly, the net sales of these products minus certain agreed upon fees are calculated, and the proceeds are remitted to MDC six weeks later.  MDC is responsible for all sales, returns, advertising and possible liability claims for these products.”

3.                                       Gross profit for fiscal 2004 was $3,034,000, or 35.6% of net sales.  This was a decrease of $472,000, or 13.5%, from the gross profit of $3,506,000, or 40.0% of net sales, for fiscal 2003.  Net sales decreased $225,000, or 2.6%, for fiscal 2004 from fiscal 2003.

One of the major reasons for the gross profit decline in fiscal 2004 was a provision of $456,000 to cost of sales for “Loss Due to Reduction of Inventory Value” (obsolete inventory).  This compares to a provision of only $150,000 in fiscal 2003.

Another reason for the decline was that total net sales declined $225,000 in fiscal 2004.  Two major product lines with accompanying cost of sales percentages of over 50% remained constant.  The net sales reduction occurred in products with higher gross profit margins.

Freight expense was lower, in part, because of lower sales.  In addition, in accordance with the service agreement with MDC, an agreed upon percentage of its gross sales is applied to the Company’s total freight charges.  Depending upon the product mix and combination with the Company’s products, the percentage applied could be somewhat higher or lower than the actual cost.

Product liability insurance did not decline in fiscal 2004, but actually increased $119,000 because of increased coverage and higher premium rates.

We will make similar disclosures in future filings, to the extent relevant in those filings.

4.                                       The following will be included in Management’s Discussion and Analysis in future filings:

CRITICAL ACCOUNTING POLICIES AND ESTIMATES

Our discussion and analysis of our financial condition and results of operations are based upon our financial statements, which have been prepared in accordance with accounting principles generally accepted in the United States of America.  The preparation of these financial statements requires us to make estimates and judgments that affect the reported amounts of liabilities, expenses and related disclosures of contingent assets and liabilities.  We base our estimates on historical experience and on various other assumptions that we believe to be reasonable under the circumstances. Actual results may differ from these estimates under different assumptions or conditions; however, we believe that our estimates are responsible.

REVENUE AND EXPENSE RECOGNITION

Income and expenses are recorded on the accrual basis of accounting.  The Company recognizes revenues from sales when goods have been shipped, there are no material uncertainties regarding customer acceptance, collection of the resulting receivable is deemed probable and no other significant vendor obligations exist.  Expenses are recognized when services have been performed or inventory items have been used.  Chemical items are recognized as inventory once Quality Control testing is in compliance with the Company specifications.

DEFERRED INCOME

Deferred income relates to certain consulting agreements arising from the sale of several product lines.  The deferred income is recognized over the terms of the contracts.

INVENTORY OBSOLESCENCE ALLOWANCE

Inventory allowances for obsolescence are recorded based upon a periodic review by the Company’s management of its inventory.  The Company’s management will evaluate obsolete and slow moving inventory and determine their overall future salability and use in manufactured products.  If the future salability and use in manufactured products of slow moving inventory are questionable, then an allowance is recorded based upon the lower of cost or market.  If such inventory is determined to have no future salability or use, then such inventory will be written off.  Changes in customer demand for certain products could impact the allowance for obsolete inventory.

INTANGIBLE ASSETS

Intangible assets consist of product lines (Goodwill) and covenants not to compete.  In accordance with SFAS No. 142, “Goodwill and Other Intangible Assets,” we evaluate intangible assets and other long-lived assets for impairment, at least on an annual basis and whenever events or changes in circumstances indicate that the carrying value may not be recoverable from its estimated future cash flows.  Recoverability of intangible assets and other long-lived assets is measured by comparing their net book value to the related projected undiscounted cash flows from these assets, considering a number of factors including past operating results and economic projections.  Any change in the projected undiscounted cash flows from these assets as a result of changes in the Company’s operations or prospects could alter this analysis.  If the net book value of the asset exceeds the related undiscounted cash flows, the asset is considered impaired, and a second test is performed to measure the amount of impairment loss.  Amortization is computed using the straight-line method over the estimated useful life of the covenants not to compete.

5.                                       The Company’s last audit committee meeting was prior to the date (February 9, 2005) of your letter.  In the past, the audit committee has discussed critical accounting estimates, as appropriate.

Please see the response to Comment 4.

6.                                       The Board of Directors has not yet adopted a charter for the Audit Committee but will consider doing so.

7.                                       As more fully outlined in our reply to Comment  9, the Company expects to increase its source of cash by a combination of increased sales, lower costs and perhaps additional financing from outside lenders.  Insufficient cash flow to meet the Company’s interest and capital payments over the next twelve months will be addressed by a possible modification of the maturity date of the Company’s notes payable.  Any increase in cash will be used to pay accrued interest and notes payable.  Projected interest payments and capital expenditures will have an impact on the Company’s liquidity.

The bank overdraft shown in the financial statements is a book overdraft only.  The Company writes checks weekly, resulting in a negative balance in the ledger.  However, the checks are mailed on an “as needed” basis.  The bank balance, per the bank, is generally positive on a daily basis.

The solvency provision has been waived by our primary lender.

In future filings, disclosure of the above will be added.

8.                                       Although there was an overall decrease in net revenues in fiscal 2004 from fiscal 2003, net billings in the last two months of fiscal 2004 and 2003 were as follows:

Net billing — August and September 2004	$2,105,758

Net billing — August and September 2003	1,544,428

Increase	$561,330

This increase in net billings in the last two months of fiscal 2004 accounted for most of the increase in accounts receivable at September 30, 2004.  The increase in sales was primarily to large, long time, financially sound companies such as: McKesson Corporation, Walgreens, AmerisourceBergen Services Corporation, etc., with minimal potential collection problems.  Thus, management did not believe there was a need to increase the bad debt reserve.

Set forth below is information regarding the method by which the number of days’ sales in average receivables was established:

	FY 2004	FY 2003

Net revenues	$8,533,000	$8,758,000

Net receivables:
Beginning of year	$580,000	$1,086,000
End of year	$1,012,000	$580,000

Average receivables	$796,000	$833,000

Average daily sales on account (net sales on account divided by 300)
	$28,400	$29,200

Number of days’ sales in average receivables	28.03	28.53
Rounded (days)	28	29

To the extent any of these trends appear in future filings, additional explanation will be added to explain the trends.

9.                                       The Company plans to increase sales with the introduction of additional flavors in the lip balm product line.  In addition, the Company is attempting to sell to new customer accounts and increase sales to existing customers.

The Company implemented cost reduction programs since September 2004.  They include personnel layoffs, salary cuts, wage freezes, lower products liability premium, lower interest rate paid to a lender and the vacating of a building.  In addition, on March 8, 2005, a royalty expense will be expiring.  The expiration of the royalty expense will save the Company approximately $5,000 per month.  Vacating one of the facilities will save the Company approximately $7,500 per month in rent and utilities combined.

In future filings, disclosure similar to that above will be included.

10.                                 In NOTE 1 Segment reporting, page 20, of the Company’s Form 10-KSB for the year ended September 30, 2004, the Company reported two segments of business; namely, consumer personal care products and professional dental products.  The consumer personal care products consists of approximately fifty (50) different brand names and many more private label items.  Management feels that it is impracticable to report revenues from each of the products in the Company’s two segments.  In future filings, as required by SFAS 131 (paragraph 37), disclosure will be added that management believes it is impracticable to report revenues for each product within the Company’s segments.

11.                                 In future filings, the increase or decrease in bank overdraft will be shown as a financing activity on the statements of cash flows.

12.                                 Sales revenue is recognized after products are picked up, usually by a common carrier, and signed for.  Shipping and handling expenses are recorded in a separate department and included in selling expenses.  The shipping expenses for the year ended September 30, 2004 and 2003 are as follows and were included as part of the “Selling and advertising” expenses in the Statement of Operations:

	9/30/04	9/30/03

Labor and fringe benefits	$80,200	$64,100

Freight	389,600	563,400

Building rental	120,400	56,800

Utilities and supplies	19,500	20,000

	$609,700	$704,300

In future filings, we will include a similar disclosure regarding shipping and handling costs.

13.                                 The cost of goods sold line item consists of material (including a provision for obsolete inventory if required), direct and indirect labor (and related fringe benefits) and related manufacturing overhead expenses.  It also includes purchasing, receiving, inspection (quality control functions), warehousing costs and inbound freight.

Selling and advertising expenses include salesmen’s and clerical salaries (and related fringe benefits) and commissions, commissions to outside representatives, travel, entertainment and expenses for various trade shows attended.  Also included are royalty expense on sale of certain products, coop advertising expenses, amortization of several covenants not to compete agreements and impairment of certain product lines (goodwill) if applicable.  As stated in the reply to Comment 12, distribution costs are also included in this category.

Administrative expenses include executive and clerical salaries (and related fringe benefits), auditing and legal expenses, MIS expenses and shareholder costs.

In future filings, we will include similar disclosure regarding the components of these items.

14.                                 The cooperative advertising expenses are included in selling and advertising.  The Company’s customers accrue 5% of gross sales as a cooperative advertising allowance.  This allowance can only be collected by running the ad or performing the promotional event and by providing proof of performance.  The Company’s credit terms are 1% 20 days, net 30 days.

The Company does not participate in coupons or buydowns and does not use rebates.

Slotting fees are paid very infrequently.  Slotting expenditures in recent years have been less than $25,000 per year.

In future filings, disclosure similar to that above will be included.

15.                                 The shipments and returns of MDC are compiled on a weekly basis.  From that net figure, a set percentage of gross sales for cash discounts, freight and the Company’s fees are deducted, and the balance due MDC is recorded as a payable.  It is paid six weeks later.  At the end of a quarter, or year end, a work sheet entry is made, removing MDC’s net invoicing for that month from the Company’s accounts receivable balance, and 85% of that figure is removed from the Company’s payable balance to MDC.  The remaining 15%, which is the approximate amount of the above mentioned deductions, is set up as a current asset.

We will make similar disclosures in future filings.

16.                                 All of MDC’s returns and any bad debts are charged back directly to MDC; therefore, these transactions have no effect on the Company’s allowance estimates.

17.                                 The policy for sales return allowances is the same for all of the Company’s products, including private label.  Each month the amount of actual returns is deducted from the allowances.  At the same time a provision for approximately the same amount is added to the allowances.  If, from time to time, a customer indicates a desire to return a large amount, such as a discontinuance of a product line, an additional provision is recorded.  As the returns are received, the amount is deducted from the allowances, with no offsetting provision.  The sales return allowances at year end were $163, 000.

In future filings, disclosure of the above will be added to the footnotes to the financial statements.

The sales of MDC products are not included in the Company’s sales; only the servicing fees billed.  There are no sales returns, as such, related to MDC that are included in the Company’s financials.  The service fee income that the Company earns from the distribution agreement with MDC is included as “other income” on the statement of operations.

18.                                 Please see the response to Comment 4.

The unusually high reserve at September 30, 2004, and the large provision in fiscal 2004, were due to management’s decision to vacate one of the buildings where much of the inventory was stored.  The Company’s decision to vacate a building (a cost cutting measure) caused management to re-evaluate many very slow moving inventory items as a result of storage constraints.

19.                                 The gross amount of obsolete inventory at September 30, 2004 was approximately $583,000.

None of the obsolete inventory was sold during fiscal years 2003 and 2004, and, accordingly, no amount of gain or loss was recognized.  As a result, no revenue from the sale of obsolete inventory was reported in the statements of operations.

20.                                 All of the leases are with two individuals, one of whom is the President and Chairman of the Company.  All of the leases have renewal options, and all the options are in the process of being renewed.

We will make similar disclosures in future filings.

21.                                 The standard credit terms are 1%, 20 days, net 30.  In future filings, we will disclose our typical credit terms.  The customer who owed $209,000 at September 30, 2004 was McKesson Corporation.  Of this amount, approximately $200,000 was collected in October 2004.  The credit terms to McKesson were our typical credit terms.  The top five customers for the year were:

McKesson Corporation	$817,661
AmerisourceBergen Services Corporation	$688,106
CardinalHealth	$679,146
Walgreens	$520,655
Bargain Wholesale (99 Cents Only Stores)	$340,426

22.                                 The items shown as product lines are, in effect, goodwill.  The individual items are:

Bikini Bare	$90,000
Take-Off	149,000
Merz	200,000
One Step at a Time	336,000
EVAC-U-GEN	120,000
Unguentine	68,000
$963,000

The above product lines, which have indefinite useful lives, are no longer being amortized in accordance with SFAS 142.  The Company tests these assets at least annually for impairment.

23.                                 The items and amounts included in Other Accrued Liabilities at September 30, 2004 are:

Payable to Monticello Drug Company — due over next six weeks for shipments under the service agreement	$520,959

Accrued cooperative advertising	40,787

Accrued interest — non related parties	40,944

Other	23,087
$625,777

In future filings, we will break out material items in “Other,” such as the payable to Monticello Drug Company.

24.                                 In the Company’s Form 10-QSB for the quarter ended March 31, 2005, the Company will include a debt maturities schedule that reflects the correct fiscal years in which principal amounts are due.

25.                                 The disclosure will be revised to include the following: “The total amount of environmental investigation and cleanup costs that the Company may incur with respect to the foregoing is not known at this time, and the Company is unable to estimate the possible additional costs or the range of additional costs that might be incurred.”

The Company believes it has provided extensive descriptions of the various environmental issues and their current status, to the extent known to the Company.  Accordingly, the Company believes that no additional disclosure, except as set forth above, is warranted.  To the knowledge of the Company, the disclosure in the Company’s most recent Form 10-QSB regarding these environmental issues is current.

26.                                 The expiration dates of the Company’s Federal net operating loss carryforwards are:

2005	$2,567,104

2006	$837,727

2007	$416,740

2008	$689,503

2009	$1,458,800

In the Company’s Form 10-QSB for the quarter ended March 31, 2005, it will disclose the annual expiration date(s) of the net operating loss carryforwards pursuant to SFAS 109 (paragraph 48).

27.                                 The purchase of a percentage of a product line from MDC was for cash and a note payable.  When MDC repurchased Lee’s portion, payments were in cash and a reduction of the note payable in the same amount.  There was no gain or loss on the transaction.  The Company did receive, in cash, and properly recorded, a percentage of the product line’s net profit during the time it held and owned its percentage of the investment.

28.                                 Since there is little or no manufacturing or sales effect made by the Company under the service agreement with MDC, it was felt that the income should be treated as other income.

29.                                 The Company will file a Form 8-K regarding the sale of the Nose Better product line.

30.                                 Management was aware of two isolated instances where there was a double shipment to certain customers.  In one case, the customer submitted their purchase order via EDI (Electronic Data Interchange) which included the quantity and purchase order number.  Subsequently, the Company received a hard copy of the same order, with a different purchase order number (the same items and quantity).  However, the hard copy did not state “for confirmation purposes only.”

Management also discovered an order that was called in by a salesman, and the order was shipped.  However, due to a problem with the freight, the product was not delivered to the customer and was delivered to the Company.  After remedying the problem with the freight company, the product was reshipped.

The contract manufacturing customer, who is responsible for shipping goods at their own expense (and are new in this area), did not have the appropriate controls in place to match the completion of the contract packaging with the date of confirmation.  This caused an order to be inadvertently confirmed and invoiced in March 2004, and not shipped until May 2004.  Also, during May of 2004, a similar incident occurred, and the product was shipped in June 2004.  The amount of the above orders were approximately $33,000 and $26,000 respectively.

These errors were discovered by management and the auditor.  Management has implemented changes to correct these deficiencies as part of the Company’s upgrade of its EDI with its customers.  In addition, management has changed its procedures to require that all customer deductions including, but not limited to, cooperative advertising, slotting fees, promotional costs and damaged goods allowance be approved by the Sales Manager or President.

31.                           The Company will file the distribution agreement with MDC as an exhibit with its Form 10-QSB for the fiscal quarter ending March 31, 2005.

32.                                 We have faxed the following letter that was directed to Edgar Filer Support.

March 3, 2005
MA05-024

Edgar Filer Report

Fax No. 202-504-2474

Dear Sir:

            This written notice is to advise you that Lee Pharmaceuticals (the “Company”), effective January 1996, was de-listed from the American Stock Exchange.  The Company is reporting under Section 12(g) of the Securities Exchange Act of 1934.  Our current commission file number indicates that we are filing under Section 12(b).  Please issue a new commission file number to the Company reflecting the fact that the Company is filing under Section 12(g).

            If you have any questions regarding this subject matter, please feel free to call me directly at 626-453-3219 or at our toll-free number 800-950-5337, extension 3219.

Sincerely yours,

MICHAEL L. AGRESTI

Michael L. Agresti
MLA/hb	Vice President - Finance

cc: Ronald G. Lee, President

                As requested in the Staff’s letter, the Company acknowledges that (i) the Company is responsible for the adequacy and accuracy of the disclosure in its filings; (ii) Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing and (iii) the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

                If you have any questions regarding this matter, please contact Ronald G. Lee or the undersigned directly.

Sincerely yours,

MICHAEL L. AGRESTI

Michael L. Agresti
Vice President - Finance

MLA/hb

Enclosures

cc:	Mr. Gus Rodriguez, Staff Accountant
United States Securities and Exchange Commission
Washington, DC 20549-0510

Mr. Ronald G. Lee, President

Mr. George Brenner, CPA

Mr. Richard Boehmer, O’Melveny & Myers LLP